SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________
FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER

COMMISSION FILE NUMBER: 001-33750

MAXCOM TELECOMUNICACIONES, S.A.B. DE
C.V.
(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)
__________________________

GUILLERMO GONZALEZ CAMARENA NO. 2000
COLONIA CENTRO DE CIUDAD DE SANTA FE
MEXICO, DF 01210
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ❒ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ❒ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ❒ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ❒ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A.B DE C.V.

By:	/s/ Gonzalo Alarcon
Name: Gonzalo Alarcon Date: December 9, 2008 Title: General Counsel

MAXCOM TELECOMUNICACIONES, S.A.B de C.V. ANNOUNCES
ITS NEW BOARD OF DIRECTORS AND AUDIT COMMITTEE

Mexico City, December 9, 2008. -- Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom” or “The Company”) (NYSE: MXT; BMV: MAXCOMCPO.MX), one of the leading integrated telecommunications companies in Mexico, announced that the formation of its new Board of Directors and Audit Committee was approved in the ordinary shareholders meeting held this past Friday, December 5.

The newly formed Board of Directors is composed of the following directors and alternate directors:

Directors	Alternate Directors
Eduardo Vázquez Arroyo C. Director and Chairman of the Board	Jesús Gustavo Martínez Chávez
Adrián Aguirre Gómez Director and Vice Chairman of the Board	María Guadalupe Aguirre Gómez
Gabriel Vázquez Arroyo C.	Efraín Ruvalcaba Pérez
Jacques Gliksberg	Marco Viola
Lauro A. González Moreno Independent	Vacant
Marco Provencio Muñoz Independent	Vacant
Rodrigo Guerra Botello Independent	Vacant
Lorenzo Barrera Segovia Independent	Vacant
Juan Jaime Petersen Farah Independent	Vacant
Jorge Garcia Segovia Independent	Vacant
Gonzalo Alarcon Iturbide Secretary	Christian Casserau Amerena Alternate Secretary

The Company´s Audit Committee is composed of the following members:

Members
Marco Provencio Muñoz President
Lauro A. González Moreno
Jorge García Segovia
Lorenzo Barrera Segovia
Gonzalo Alarcón Iturbide Secretary
Christian Casserau Amerena Secretary Alternate

Set forth below are the name, position and description of the business experience of each of our directors who did not previously serve on our Board of Directors.

Lorenzo Barrera Segovia. Mr. Barrera is Managing Director, Principal Partner and Member of the Board of Directors for Base Internacional Casa de Bolsa, S.A. de C.V, a company that is in the business of Foreign Exchange, Money Market, and Investment Funds and serves as a Financial Adviser. Base Internacional has an authorization from the Ministry of Finance, from the Comision Nacional Bancaria y de Valores, Banco de Mexico, and is an EXIM Bank lender. Additionally, the Company is rated by Standard & Poors and Fitch Ratings and audited by Deloitte & Touche. In addition, Mr. Barrera is a member of Young Presidents Organization de Monterrey, Partner and member of the Board of Directors of Desarrollo Inmobiliario de "El Seminario, S.A. de C.V.", Fraccionamiento Campestre Sierra Madre, S.A. de C.V., Casino Monterrey, A.C., Instituto de Atencion Integral al Discapacitado Retos, ABP, American Chamber Mexico Monterrey Chapter and The Chamber of Commerce of Canada in Monterrey. Prior to this, Mr. Barrera served as Chairman of the Board of Base Capital, S.A. de C.V. and as Managing Director, Principal Partner and member of the Board of Directors of Base Internacional Casa de Cambio, S.A. de C.V. Mr. Barrera was also Sub-Director of Fund Administration and Conciliation for foreign banks and held several positions at Banpais, S.A. Mr. Barrera holds an accounting degree from the Instituto Tecnologico y de Estudios Superiores de Monterrey and a master's degree in finance from the same University.

Jorge García Segovia. Mr. García is currently member of the Board of Directors of CEMEX, S.A.B. de C.V., Compañía Minera Autlán, S.A.B. de C.V., Compañía Industrial de Parras, S.A.B. de C.V., Hoteles City Express, S.A de C.V., Ameq de México, S.A. de C.V., and Koviva, S.A. de C.V., Casino Monterrey, A.C., and of the State Council of Flora and Fauna of Nuevo León, A.C. In addition, Mr. García was Investment Advisor for Vector Casa de Bolsa, held various positions within Banca Serfin, S.A. de C.V., Director of Northern Operations for Operadora de Bolsa, S.A. de C.V., Investment Advisor for Casa de Bolsa Interamericana, S.A. de C.V. and Project Analyst for Compañías Cuauhtémoc, S.A. de C.V.  Mr. García es a Biochemical Engineer and obtained a diploma in the finance program from the Instituto Tecnológico y de Estudios Superiores de Monterrey. Mr. García is also a certified financial adviser.

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Juan Jaime Petersen Farah. Mr. Petersen is Founding Partner of Geltung Asesores, a Mexican firm that supports its clients in strategic planning and in the search for capital to grow existing businesses by issuing debt and private equity. In addition, Mr. Petersen is a member of the Board of Directors of Convertidora Industrial, S.A. de C.V., Consorcio Terrenos, S.A. de C.V., and Chairman of the Board for Minsa, S.A. de C.V. and Almer, S.A. de C.V. Prior to this, Mr. Petersen was also a member of the Board of Directors of Motor Coach Industries, Inc., Pacific Star, Inc. in which he also served as adviser in the sale of that business and for Tequila Herradura, S.A. de C.V. in which he worked in the Company's share buyback of the Company to Grupo Osborne and the sale of assets, among other activities. In addition, Mr. Petersen was Managing Director of Blockbuster Video Mexico, S.A. de C.V., Advisor for American Breco, Inc. and Director of Finance for Grupo Sidek, S.A. de C.V. Mr. Petersen has a degree in economics from the University of Guadalajara.

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About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, CATV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, Queretaro and Toluca, and on a select basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.
For more information contact:

Juan-Carlos Sotomayor Mexico City, Mexico (52 55) 1163 1104 juan.sotomayor@maxcom.com
This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

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